Exhibit 99.14
CONSENT OF ALEJANDRO SEPULVEDA
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in Registration Statement No. 333-289969 on Form F-10, in Registration Statement No. 333-264821 on Form S-8 and in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.    Technical Report on the Caraíba Operations entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022.
Yours truly,

/s/ Alejandro Sepulveda
Alejandro Sepulveda, Registered Member (#0293)
(Chilean Mining Commission)
NCL Ingeniería y Construcción SpA

Dated: March 30, 2026